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SEC Mail Processing Section APR 2 2014 Washington DC 404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24348

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/13 (MM/DD/YY) AND ENDING 01/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE DRATEL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

53345 ROUTE 25, BUILDING 10 #3
(No. and Street)

SOUTHOLD, NEW YORK 11971
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM DRATEL 631 324 5100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KGS LLP
(Name – *if individual, state last, first, middle name*)

125 JERICHO TURNPIKE, SUITE 300, JERICHO, NY 11753
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/17/14

OATH OR AFFIRMATION

I, William Dratel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Dratel Group, Inc., as of January 31, 2014, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Pres

Title

DANIELLE GRATHWOHL
Notary Public, State of New York
No. 01GR6208717
Qualified in Suffolk County
Commission Expires 7/16, 2017

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE DRATEL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2014

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.

CONTENTS

KGS LLP
Certified Public Accountants

125 Jericho Turnpike, Suite 300
Jericho, NY 11753-1024
(516) 997-7500 Fax: (516) 997-3480
Email: info@kgsllp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
The Dratel Group, Inc.

Report of the Statement of Financial Condition
We have audited the accompanying statement of financial condition of The Dratel Group, Inc. (a New York corporation) (the "Company") as of January 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion of the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of The Dratel Group, Inc. as of January 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Emphasis-of-matter Regarding Going Concern
The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the statement of financial condition, the Company is the subject of disciplinary proceedings and investigations commenced by the Financial Industry Regulatory Authority (FINRA) and the Office of the Attorney General of the State of New York. On February 25, 2011, FINRA advised the Company and its owner via a "Wells Notice" that it had made another preliminary determination to recommend disciplinary action against them for various violations. Hearings in one disciplinary action commenced in December 2011, whereby FINRA is seeking a permanent bar against the stockholder of the Company and expulsion of the Company along with potential fines and/or disgorgement. These regulatory matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KGS LLP

CERTIFIED PUBLIC ACCOUNTANTS

April 1, 2014
Jericho, New York

THE DRATEL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF JANUARY 31, 2014

ASSETS

Assets:		
Cash and cash equivalents	$	1,219
Due from clearing broker		32,074
Prepaid expenses		1,071
Security deposit		2,200
Total Assets	$	36,564

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	10,705
Income taxes payable		4,457
Total Liabilitites		15,162
Stockholder's Equity:		
Common stock, no par value, 200 shares authorized 100 shares issued and 29 shares outstanding		1,080
Paid-in capital		940,000
Retained earnings		273,798
		1,214,878
Less: Treasury stock, at cost - 71 shares		(1,193,476)
Total Stockholder's Equity		21,402
Total Liabilities and Stockholder's Equity	$	36,564

The accompanying notes are an integral part of these financial statements

Note 1 - Principal Business Activity and Summary of Significant Accounting Policies

The Dratel Group, Inc. (the "Company") is registered under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and an associate member of the American Stock Exchange.

The Company is a non-clearing introducing broker-dealer and is exempt from the provisions of Rule 15c3-3 as all customers' accounts, as defined, are carried by the clearing broker.

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows. References to generally accepted accounting principles ("GAAP") in these notes are the *FASB Accounting Standards Codification™*, sometimes referred to as the "Codification" or "ASC."

These financial statements have been prepared in the conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management. Actual results may differ from those estimates.

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities are reported on a settlement date basis with the related commission income and expenses reported on a trade date basis.

The Company follows the provisions of ASC Topic 820 ("ASC 820"), *Fair Value Measurements and Disclosures*, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value into three broad levels: quoted market prices in active markets for identical assets or liabilities (Level 1); inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2); and unobservable inputs for an asset or liability (Level 3)

The Company deems all highly liquid financial instruments purchased with an original maturity date of three months or less, to be cash equivalents. Cash and cash equivalents are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 at each financial institution. Accounts in the Company's financial institutions may, at times, exceed the federally insured limits.

The Company follows FASB ASC Topic 740 ("ASC 740"), Income Taxes (formerly FASB Interpretation No. 48), which provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements.

Note 1 - Principal Business Activity and Summary of Significant Accounting Policies (Continued)

This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. The Company deems its Federal and New York State tax returns to be "major" tax jurisdictions. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended January 31, 2014, management has determined that there are no uncertain tax positions. The Company is not subject to examination by U.S. federal, state and local tax authorities for the tax years before 2009.

The Company policy for recording interest and penalties related to tax examinations is to record such items as a component of income tax expense. There were no amounts accrued for penalties and interest for the year ending January 31, 2014.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to the temporary differences between the carrying amounts of the assets and liabilities as recorded in the Company's financial statement and the carrying amounts as reflected on the Company's tax return. Deferred tax assets and liabilities are valued using the tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets and liabilities are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of the deferred tax assets or liabilities will not be realized.

Amounts receivable from stockholder of $779,429 as of January 31, 2014 are unsecured, non interest bearing demand obligations. Management recognizes when the loan is called the stockholder may be unable to repay all or part of the loan and has recorded a reserve on the total receivable.

Note 2 - Due to Clearing Broker

The clearing and depository operations for the Company's security transactions are provided by one broker pursuant to a clearance agreement. At January 31, 2014, all of the securities owned and the amount due from the clearing broker reflected in the statement of financial condition are positions carried by and amounts due from this broker.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of January 31, 2014, no amounts were owed to the clearing broker by these customers in connection with normal margin, cash and delivery-against-payment transactions.

In the normal course of business, introduced customers maintain debit balances with the clearing broker. At January 31, 2014, these balances were fully collateralized by

Note 2 - Due to Clearing Broker (Continued)

securities owned by the customers. Additionally, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short positions and to obtain additional deposits where deemed appropriate.

Note 3 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 4 - Commitments and Contingency

The Company is obligated under a non-cancelable operating lease for office space located in Southold, New York, which expires on September 30, 2015. The lease calls for monthly rent of $1,300. The approximate future aggregate amounts payable under this lease for the years ending January 31, 2015 and 2016 are $15,600 and $10,400, respectively.

This lease is subject to escalations for increases in the Company's pro rata share of real estate taxes and other expenses. Rent expenses charged to operations amounted to $21,215.

The Company is currently the subject of investigations, disciplinary actions and various inquiries by FINRA, a securities industry self-regulatory organization, and State regulators, relating to its business. One or more of these inquiries or investigations may result in FINRA taking disciplinary action against the Company and/or a principal of the Company to whom the Company may provide indemnification.

On September 17, 2009, FINRA advised the Company via a "Wells Notice," that it had made a preliminary determination to recommend disciplinary action against them for potential violations which, according, to FINRA, concern a fraudulent allocation scheme, undisclosed conflicts of interest, books and records violations, failing to maintain and implement adequate written supervisory procedures, violations of Customer Identification Program rules and failing to conduct independent testing of Anti-Money Laundering Compliance Program, all allegedly in violation of FINRA rules, Federal securities laws and other laws and regulations for various periods of time. On March 4, 2010, FINRA advised the Company that it had referred various items from the 2009 Cycle Examination

Note 4 - Commitments and Contingency (Continued)

to FINRA's Department of Enforcement for its review and dispositions. On May 4, 2010, FINRA's Enforcement Department commenced a disciplinary proceeding (Disciplinary Proceeding Number 2008012925001) against the Company and its stockholder alleging a fraudulent allocation scheme, undisclosed conflicts of interests, books and records violations, failing to maintain and implement adequate written supervisory procedures, violations of Customer Identification Program rules and failing to conduct independent testing of Anti-Money Laundering Compliance Program, all allegedly in violation of FINRA rules, federal securities laws and other laws an regulations for various periods of time. On June 29, 2010, the Company and its stockholder submitted an answer in response to the Complaint. The hearing in the disciplinary action took place in December 2011 and the Company is awaiting a final decision. FINRA is seeking a permanent bar against the Company's stockholder and expulsion of the Company and its stockholder along with potential fines and/or disgorgement.

On February 25, 2011, FINRA advised the Company and its stockholder via a "Wells Notice" that it had made preliminary determination to recommend disciplinary action against them for potential violations which, according to FINRA, concerning electronic storage media, books and records, computation of aggregate indebtedness and net capital requirements, sharing in customers losses, TRACE reporting, membership application and MSRB registration and municipal securities trade reporting, all allegedly in violation of FINRA rules, Federal securities laws and other laws and regulations for various periods of time. On June 27, 2011, FINRA advised the Company and its stockholder via a "Wells Notice," that it had made a preliminary determination to recommend disciplinary action against them for the potential violations.

On September 9, 2011, the Company received a subpoena duces tecum from the Office of the Attorney General of the State of New York requesting various documents and records of the Company in connection with an investigation and inquiry.

On October 26, 2011, FINRA's Department of Enforcement commenced a disciplinary proceeding (Disciplinary Proceeding Number 2009016317701) against the Company and its stockholder alleging a willful failure to amend the stockholder's Form U-4 and the Company's Form BD, failure to create and preserve order memoranda, failure to preserve communications, sharing customer losses, acting as an unregistered municipal securities broker-dealer and failure to have a registered municipal securities principal, failure to report municipal securities trades, failure to report trade to TRACE, inaccurate trial balances and ledgers, failure to establish and enforce supervisory control systems and failure to certify compliance and supervisor processes. On January 16, 2012, the Company and its stockholders submitted an answer to the Complaint. The hearings in the disciplinary action took place in August 2012 and a final decision has not been issued.

Note 4 - Commitments and Contingency (Continued)

On September 28, 2012, FINRA issued the Extended Hearing Panel Decision whereby the Company was issued a fine of $185,000 and barred from engaging in the activity of day trading and the Company's owner was barred from associating with any member firm in any capacity, ordered to disgorge $485,000 in ill-gotten gains and the Company and its owner, jointly and severally, were order to pay the costs of the proceeding, totaling $16,078. One of the panelist dissented as to the finding of liability and sanctions for the Company and its owner. On October 19, 2012, the Company and its owner filed a Notice of Appeal with FINRA in which they appealed the Extended Hearing Panel Decision in its entirety. On September 29, 2013, the Company received the Amended Hearing Panel Decision in which the Company's owner was suspended for twenty-five days, the Company and its owner were fined $31,000 jointly and severally, and assessed costs. The Company's owner was fined an additional $5,000, the Company was fined an additional $2,500, and the Company and its owner were found to have engaged in willful rule violations subjecting them to statutory disqualifications. The Company and its owner filed a Notice of Appeal with FINRA in which they appealed the Amended Hearing Panel Decision in its entirety.

In December 2012, a former customer of the Company made a request for mediation before FINRA Dispute Resolution seeking in excess of $200,000 relating to the handling of the customer's account. The customer has not pursued the mediation any further at this time.

The Company and its stockholder continue to vigorously defend themselves with regard to these matters.

Note 5 - Provision for Income Taxes

The Company has recorded a deferred tax asset of approximately $27,000 at January 31, 2014, representing the tax effects of a net operating loss carryforward of approximately $80,000, expiring during various years through 2033. In recognition of the uncertainty regarding the ultimate outcome of realizing income tax benefits, the Company has recorded a valuation allowance for the entire deferred tax asset of approximately $27,000.

The provision for income taxes consists of state and local income taxes. The Company utilized approximately $397,000 of net operating loss carryforwards to reduce its federal taxable income to $0.

Note 6 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, as of January 31, 2014 the Company is required to maintain a minimum net capital, as defined, of not less than $5,000, or 6-2/3 of aggregate indebtedness, as defined. Net capital aggregate indebtedness change from day to day, but as of January 31, 2014 the Company had net capital of $18,131 which exceeded the requirements by $13,131.

Note 7- Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through April 1, 2014, the date the financial statements were available to be issued.